

July 18, 2013

Via E-mail
Mr. Eric D. Tanzberger
Senior Vice President, Chief Financial Officer and Treasurer
Service Corporation International
1929 Allen Parkway
Houston, Texas 77019

> **Re:** **Service Corporation International**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 13, 2013**
> **Form 10-Q for the Quarter Ended March 31, 2013**
> **Filed April 25, 2013**
> **Form 8-K filed May 29, 2013**
> **File No. 001-06402**

Dear Mr. Tanzberger:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Average Revenue per Funeral Service, page 33

1.   We note your statement that consolidated average revenue per funeral service decreased $40 … as a result of your acquisition of Neptune, which has a lower average. Please explain why Neptune has lower average funeral service revenue.

Goodwill, page 50

2.   Please tell us and disclose what you deem to be your operating segments and reporting units. Refer to your basis in the accounting literature. In this regard, we note your disclosure on page 12 that you currently manage the majority of your operations in groups called markets which are geographical groups of funeral service locations and cemeteries that share common resources.

Form 10-Q for the Quarter Ended March 31, 2013

Consolidated Versus Comparable Results, page 40

3.   We note that the average revenue per funeral service excludes the effect of recognized preneed revenues, among others to avoid distorting your averages of normal funeral services revenue. Expand your disclosure to describe what comprised recognized preneed revenues and state why you do not consider recognized preneed revenues as part of your average "normal" funeral service revenue. Please provide us with your proposed disclosures. In addition, please tell us why you did not adjust average revenue per funeral service to exclude funeral recognized preneed revenue in the Form 10-K.

Funeral Gross Profits, page 41

4.   We note that you attributed the $20.1 million increase in consolidated funeral gross profits, or 20.1%, to several factors, including increased recognized preneed revenues which are recorded at the time of sale before a death has occurred. Per your first quarter 2013 earnings call, your CEO, Tom Ryan, stated that "from an operating leverage perspective, the incremental revenue produced a 59% gross margin." Please explain in greater detail how the incremental revenue produced a much higher gross margin than prior periods. Additionally, we note that your consolidated funeral gross profit during the quarter was only 26%, albeit up from 24% compared to last year. Please address the lower margin revenue elements which offset the favorable effects of the high margin revenue elements. Please provide us with your proposed disclosures.

5.   We further note from your earnings call that Mr. Ryan also stated that "the biggest impact from Neptune … is growth in profits from Neptune… selling that keepsake hard and selling that travel protection to the consumer." Please expand your disclosure to address Neptune's contribution towards consolidated gross profit and how it significantly changed since 2012. Please provide us with your proposed disclosures.

Critical Accounting Policies, page 42

6.   As disclosed, no other significant changes to your accounting policies occurred subsequent to December 31, 2012. However, it appears that during the first quarter of 2013, you separately reported funeral recognized preneed revenue which represents

preneed sales of items that are delivered at the time of sale such as memorial merchandise and travel protection insurance. Please tell us and disclose how you considered ASC 605-25 in accounting for your funeral revenue arrangement and the related disclosure pursuant to paragraph 50-2 thereunder. Please provide us your proposed disclosure.

Cemetery Results, page 41

7.   We note that consolidated revenues from your cemetery operations increased $12.1 million or 6.8% while consolidated cemetery gross profits increased $11.9 million or 43.1% in the first quarter of 2013. Tell us and disclose the nature of incremental cemetery revenue that resulted in significant gross margins on an almost dollar-per-dollar basis.

Form 8-K filed May 29, 2013

Item 9.01 Financial Statements and Exhibits

8.   It appears that the Stewart acquisition met at least two of the tests for a significant subsidiary as defined in Rule 3-05(b)(2) of Regulation S-X. We further note that you provided "a look at the combined company" (condensed pro forma) in Exhibit 99.1. Pursuant to Instructions (a)(4) and (b)(2) of this Item 9.01, if the financial statements and pro forma financial information are not included in the initial 8-K report, you should so indicate and state when such required financial statements and pro forma financial information will be filed. Please advise us.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director